News Copa Airlines Announces Nonstop Service Between Panama and Brasilia, Capital of Brazil

- New Copa Airlines flight offers best connectivity between Brasilia and Central America and the Caribbean

PANAMA CITY, March 14, 2011 /PRNewswire/ -- Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA), on June 18 will begin nonstop service four times a week between Panama City, Panama, and Brasilia, the capital of Brazil. Brasilia will be Copa Airlines' sixth Brazilian destination and its 56th destination overall.

"Copa Airlines' new nonstop Brasilia service demonstrates our commitment to establishing more routes to this important Latin American country and to continue uniting the Americas," said Pedro Heilbron, CEO, Copa Airlines.  "Our Hub of the Americas at Tocumen International Airport in Panama offers the best connectivity for flights to Central America and the Caribbean, as well as to our destinations in North and South America."

The flight will operate four times a week, departing Panama at 6:32 p.m. on Mondays, Tuesdays, Thursdays, and Saturdays, and arriving in Brasilia at 2:40 a.m. The return flight will depart Brasilia at 5:41 a.m. on Tuesdays, Wednesdays, Fridays and Sundays, arriving in Panama at 9:48 a.m.

Copa Airlines offers more flights to international destinations than any other airline from any other hub in Latin America. At the Hub of the Americas in Panama, passengers can connect rapidly and conveniently to destinations throughout Latin America, North America and the Caribbean, without customs/immigration waits for in-transit passengers.

A planned city inaugurated in 1960, Brasilia has a population of 2.2 million and the highest per capita income in the country.  In addition to being the seat of government, the city offers numerous cultural attractions, including many museums, theaters, art galleries and parks, and festivals throughout the year, such as the Film Festival, Fashion Week, and Summer Music Festival. The city boasts 41 sports clubs, 14 shopping malls and more than 3,000 restaurants and bars. Visitors also can enjoy recreational activities at nearby Lake Paranoa.

Copa Airlines, which has one of the youngest fleets in Latin America, will operate a Boeing 737-700 Next Generation aircraft on the flight.

About Copa Holdings, S.A.

Copa Holdings, through its Copa Airlines and Copa Airlines Colombia operating subsidiaries, is a leading Latin American provider of passenger and cargo services.   Copa Airlines and Copa Airlines Colombia currently offer more than 160 daily flights to 53 destinations in 25 countries in North, Central and South America and the Caribbean through the Hub of the Americas at Tocumen International Airport in Panama City, Panama.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. To make reservations, select seats, enter OnePass numbers, create a trip log, print boarding passes and pay for tickets via secure transactions in six different currencies (U.S. dollars; Argentine, Chilean, Colombian and Mexican pesos; and Brazilian reales), visit www.copaair.com.

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CONTACT:  In Panama - Patricia Roquebert, mediarelations@copaair.com, or in the U.S. - Sonia Villar, svillar@mvmas.com; +1-210-277-2916